October 15, 2015

Laura Riegel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust – Navigator Duration Neutral Bond Fund

Dear Ms. Riegel:

On October 5, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Navigator Duration Neutral Bond Fund (the "Fund"), a series of the Registrant, filed a preliminary proxy statement for a shareholder meeting to be held to approve a new subadvisory agreement between Clark Capital Management Group, Inc. (the Fund’s investment adviser) and Main Point Advisors, LLC (“Main Point”), with respect to the Fund. You provided the following comments to the proxy statement by phone to Cassandra Borchers. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Defined terms not otherwise defined herein have the meaning set forth in the preliminary proxy statement. For your convenience, we have included herewith a draft of the definitive proxy statement.

Comment 1. Please provide or finalize all missing or bracketed information in the definitive proxy and remove any brackets from the text.

Response. All missing or bracketed information will be finalized in the definitive proxy.

Comment 2. Please state the date of the current subadvisory agreement and date that it was approved by Fund shareholders.

Response. The requested information will be included in the definitive proxy statement.

Comment 3. Please disclose whether Northern Lights Distributors, LLC is an affiliated broker dealer, and if it is disclose the aggregate brokerage commission paid by the Fund to NLD for the most recently completed fiscal year pursuant to Schedule 14(a), Item 22(c)(13).

Response. The requested revisions will be made in the definitive proxy statement.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632	CB:lk 1005521.1

Comment 4: Please consider adding a second proposal to the proxy card to transact such other business as may properly before the meeting, or any adjournment thereof or postponements thereof.

Response. The requested revisions will be included in the definitive proxy statement.

Comment 5. In your response letter, please include the TANDY representations.

Response. The TANDY representations are included below.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers